SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                            ORTEC INTERNATIONAL INC.
                            ------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    68749B108
                                    ---------
                                 (CUSIP Number)

                                 January 2, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                       [ ] Rule 13d-1(b)
                       [X] Rule 13d-1(c)
                       [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13G

CUSIP No. 68749B108                                                 Page 2 of 12


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*

                                                  a. [ ]
                                                  b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                                    5                Sole Voting Power
Number of                                                     770,040
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                       0
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                      770,040
  with:
                                    8                Shared Dispositive Power
                                                              0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                     770,040

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                     [X]

11       Percent of Class Represented By Amount in Row (9)

                                                     7.96%

12       Type of Reporting Person*

                  OO; IA

                           *SEE INSTRUCTIONS BEFORE FILING OUT!

                                  SCHEDULE 13G

CUSIP No. 68749B108                                                 Page 3 of 12





1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [ ]
                                                  b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                                    5                Sole Voting Power
Number of                                                     1,229,900
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                      0
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                      1,229,900
With:
                                    8                Shared Dispositive Power
                                                              0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,229,900

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                            12.71%

12       Type of Reporting Person*

                  IA

                           *SEE INSTRUCTIONS BEFORE FILING OUT!

                                  SCHEDULE 13G

CUSIP No. 68749B108                                                 Page 4 of 12


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           LUPA FAMILY PARTNERS

2        Check the Appropriate Box If a Member of a Group*
                                                  a. [ ]
                                                  b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                                    5                Sole Voting Power
Number of                                                     459,860
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                      0
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                      459,860
With:
                                    8                Shared Dispositive Power
                                                              0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                     459,860

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                     [X]

11       Percent of Class Represented By Amount in Row (9)

                                            4.75%

12       Type of Reporting Person*

                  PN

                           *SEE INSTRUCTIONS BEFORE FILING OUT!

     The Shares reported herein were previously reported on a Schedule 13D, the last amendment of which was filed on July 7, 2000.

Item 1(a)                  Name  of  Issuer:

                           Ortec  International  Inc.  (the "Issuer")

Item 1(b)                  Address of the Issuer's Principal Executive Offices:

                           3960 Broadway, New York, New York 10032

Item 2(a)                  Name of Person Filing:

                           This  statement  is  filed on  behalf  of each of the
                           following   reporting  persons   (collectively,   the
                           "Reporting Persons"):

                           i)  Soros Fund  Management  LLC ("SFM LLC");

                           ii) Mr. George Soros ("Mr. Soros"); and

                           iii)Lupa Family Partners ("Lupa").

                  This statement relates to the Shares held for the accounts of Quasar International Partners, C.V., a Netherlands Antilles limited partnership ("Quasar Partners") and Lupa. SFM LLC serves as principal investment manager to Quasar Partners and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quasar Partners. Mr. Soros is the Chairman of SFM LLC and in such capacity may be deemed to have the sole power to direct the voting and disposition over the Shares held for the account of Quasar Partners. Mr. Soros, by virtue of his position as a general partner of Lupa, may be deemed to have the sole power to direct the voting and disposition over the Shares held for the account of Lupa. Mr. Paul Soros, the other general partner of Lupa, does not normally exercise voting and dispositive power over the investments held for the account of Lupa.

Item 2(b)           Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros and Lupa is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)                  Citizenship:

                           i)  SFM LLC is a Delaware limited liability company;

                           ii) Mr. Soros is a United States citizen; and

                          iii) Lupa is a New York limited partnership.

Item 2(d)                  Title of Class of Securities:

                           Common Stock, $0.001 par value.

Item 2(e)                  CUSIP Number:

                                    68749B108

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

                                    This Item 3 is not applicable.

Item 4                     Ownership:

Item 4(a)                  Amount Beneficially Owned:

                           As of January 2, 2001, each of the Reporting Persons may be deemed the beneficial owner of the following number of shares:

                           (i) SFM LLC may be deemed the beneficial owner of the 770,040 Shares held for the account of Quasar Partners.

                           (ii) Mr. Soros may be deemed the beneficial owner of 1,229,900 Shares. This number consists of
                                    (A)  770,040  Shares held for the account of
                                    Quasar Partners and (B) 459,860 Shares held for the account of Lupa.

                           (iii)     Lupa may be deemed the beneficial  owner of
                                     the   459,860   shares  held  for  its  own
                                     account.

Item 4(b)                  Percent of Class:

                           (i) The number of Shares of which SFM LLC may be deemed the beneficial owner constitutes approximately 7.96% of the total number of Shares outstanding.

                           (ii) The number of Shares of which Mr. Soros may be deemed the beneficial owner constitutes approximately 12.71% of the total number of Shares outstanding.

                           (iii) The number of Shares of which Lupa may be deemed the beneficial owner constitutes approximately 4.75% of the total number of Shares outstanding.

Item 4(c)                  Number of shares as to which such person has:

         SFM LLC
         -------

         (i)    Sole power to vote or to direct the vote:                770,040

         (ii)   Shared power to vote or to direct the vote:                    0

         (iii)  Sole power to dispose or to direct the disposition of:   770,040

         (iv)   Shared power to dispose or to direct the disposition of:       0

         Mr. Soros
         ---------

         (i)    Sole power to vote or to direct the vote:              1,229,900

         (ii)   Shared power to vote or to direct the vote:                    0

         (iii)  Sole power to dispose or to direct the disposition of: 1,229,900

         (iv)   Shared power to dispose or to direct the disposition of:       0


         Lupa Family Partners
         --------------------

         (i)    Sole power to vote or to direct the vote:                459,860

         (ii)   Shared power to vote or to direct the vote:                    0

         (iii)  Sole power to dispose or to direct the disposition of:   459,860

         (iv)   Shared power to dispose or to direct the disposition of:       0

Item 5                     Ownership of Five Percent or Less of a Class:

                                    This Item 5 is not applicable.

Item 6                     Ownership  of More  than  Five  Percent  on Behalf of
                           Another Person:

                           The partners of Quasar Partners, including Quantum Industrial Partners LDC, a Cayman Islands limited duration company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quasar Partners in accordance with their partnership interests in Quasar Partners.

                           The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Lupa in accordance with their partnership interests in Lupa.

                           SFM LLC expressly disclaims beneficial ownership of any Shares not held for the account of Quasar Partners. Lupa expressly disclaims beneficial ownership of any Shares not held for its own account.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                                    This Item 7 is not applicable.

Item 8.                    Identification  and  Classification of Members of the
                           Group:

                                    This Item 8 is not applicable.

Item 9                     Notice of Dissolution of Group:

                                    This Item 9 is not applicable.

Item 10                    Certification:

                           By signing below each  signatory  certifies  that, to
the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   January 2, 2001                       SOROS FUND MANAGEMENT LLC

                                               By: /s/ Richard D. Holahan, Jr.
                                                   ---------------------------
                                                   Richard D. Holahan, Jr.
                                                   Assistant General Counsel

Dated:   January 2, 2001                       GEORGE SOROS

                                               By: /s/ Richard D. Holahan, Jr.
                                                   ---------------------------
                                                   Richard D. Holahan, Jr.
                                                   Attorney-in-Fact

Dated:   January 2, 2001                       LUPA FAMILY PARTNERS

                                               By:  GEORGE SOROS,
                                                    its General Partner

                                               By: /s/ Richard D. Holahan, Jr.
                                                   ---------------------------
                                                   Richard D. Holahan, Jr.
                                                   Attorney-in-Fact

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.  Joint Filing  Agreement,  dated as of January 2, 2001,  by and among Soros Fund Management LLC, Mr. George Soros and Lupa Family
    Partners..................................................................11

B.  Power of Attorney,  dated as of January 27, 2000,  granted by Mr.
    George Soros in favor of Mr. Michael C. Neus and Mr. Richard D.
    Holahan, Jr...............................................................12